austriamicrosystems


RECEIVED
2005 MAR -1 A 9:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 2
United States


05006153

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

SUPPL

Unterpremstaetten, 2005-02-03

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	Press release dated November 9, 2004
2.	Press release dated November 10, 2004
3.	Press release dated November 11, 2004
4.	Press release dated November 12, 2004
5.	Press release dated November 19, 2004
6.	Press release dated November 29, 2004
7.	Press release dated November 30, 2004
8.	Press release dated December 13, 2004
9.	Press release dated December 14, 2004
10.	Press release dated December 29, 2004
11.	Press release dated December 30, 2004

3/7

Document	Description of document
12.	Press release dated January 6, 2005
13.	Press release dated January 10, 2005
14.	Press release dated January 13, 2005
15.	Press release dated January 14, 2005

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Greiner

Press Release
November 09, 2004

austriamicrosystems launches AS1352 programmable quad LDO

Ideal for cordless and mobile phones, MP3 players, CD and DVD players and all handheld battery-powered devices

Unterpremstaetten, Austria – November 09, 2004 – austriamicrosystems has launched the AS1352, a high-performance programmable quad CMOS low dropout voltage regulator (LDO) in a single 4x4mm package at electronica 2004 Booth A5.121.

In the AS1352, the programmable regulators have been optimised to deliver the best compromise between quiescent current and regulator performance for mobile phones, PDAs, MP3 players and other battery-powered devices.

The one-time programmable (OTP) function of the AS1352 provides a high degree of design flexibility by allowing engineers to program the output voltage for each regulator on-site in the range from 1.8V to 3.3V in steps of 100mV. This allows for fast prototyping as well as full-production ramp up. Factory trimmed versions are also available. The device offers better than ±2% accuracy of the output voltage and output currents of 200mA for each LDO.

Stability is guaranteed with ceramic output capacitors of only 1µF (±20%-X5R) up to 4.7µF (±20%-X5R). The low equivalent series resistance of these capacitors ensures low output impedance at high frequencies.

"Regulation performance of the AS1352 is excellent even under low dropout conditions when the power transistor has to operate in linear mode," said Walter Moshammer, Marketing Director of austriamicrosystems' communications business unit. "The low-noise performance of 40µV rms @ 10Hz to 100Hz bandwidth allows direct connection of noise-sensitive circuits without additional filtering networks."

Standalone demonstration boards for the AS1352 are available making it easy for engineers to plug and play in the lab, particularly for programming output voltages before implementation on PCBs. The AS1352 is available in 12-pin QFN 4x4mm or in wafer bumping packaging.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture image available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

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For Further Information
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems confirms leading position in innovative automotive electronics

New products demonstrate technological competence, best-in-class design and customer focus

Unterpremstaetten, Austria (November 10, 2004) — austriamicrosystems, a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, confirms its leading position in developing innovative solutions for automotive electronics.

austriamicrosystems focuses on select segments in automotive electronics such as Car Access, Sensor Interfaces and Bus Systems through its business unit Automotive and, responding to the overall trend towards standardized solutions, emphasizes best-in-class standard products (ASSPs) besides its customer-specific ICs (ASICs). austriamicrosystems' microchips for automotive applications offer low power consumption and maximum accuracy and reliability over the full lifetime of an automobile, a significant advantage versus the competition.

austriamicrosystems recently introduced the AS3977, the first low power multi-band transmitter for access control systems adhering to all international standards without further modification and making no compromise regarding power consumption and reliability. Main automotive applications for the AS3977 are remote keyless entry systems as well as tire pressure monitoring, alarm systems and telemetry applications. The AS3977 was shown at Convergence 2004 in Detroit, the leading automotive electronics show worldwide, and met with strong interest from important automotive suppliers.

The introduction of the AS3977 also saw good response from other market segments besides the automotive sector where the AS3977 will be deployed for keyless entry applications in future car platforms. "Especially in the area of building automation we received customer requests for applications for which the AS3977 was not originally designed but where it fulfills the requirements far better than existing solutions," comments Ernst Steiner, Marketing Manager for Car Access at austriamicrosystems, with a smile.

In the area of in-car power supply which is becoming more and more important as the number of electrical and electronic systems for safety, security, comfort and entertainment continues to grow austriamicrosystems offers a reference solution for highly accurate current measurement. The ASIC developed for an important automotive supplier allows measuring currents of a few milliampere up to 1.5 kiloampere at an accuracy of 0.5% with a resolution of 16 bit over the full temperature range from -40°C to +125°C.

To cope with the ever increasing amounts of data resulting from growing requirements for safety and comfort in the car, future automobiles will increasingly incorporate broadband networks with transmission rates of up to 10 mbit/s. austriamicrosystems is fully prepared for this trend and already has the AS8221, a transceiver device acting as an interface between a controller based on the Flexray or TTP standard and the physical data transmission bus, under development. With the AS8221 austriamicrosystems is able to cover a wide range of applications with high data throughput, particularly safety-critical applications such as steer-by-wire (steering without physical link between steering wheel and steering gear).

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About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog and analog intensive mixed signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit our web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com


Press Release
November 11, 2004

austriamicrosystems new process design kit supports HV CMOS chip design for manufacturing

HIT-Kit V3.61 design for manufacturing-enhanced design flow for analog/high voltage product design

Unterpremstaetten, Austria – November 11, 2004 – austriamicrosystems' business unit Full Service Foundry announced today, at the electronica 2004 EXPO in Munich, the availability of its 50V 0.35µm High-Voltage CMOS Process Design Kit (HIT-Kit V3.61) with integrated DFM features. Design for Manufacturing (DFM) for analog/high voltage chip design is a highly demanded necessity in order to ensure fast ramp-up and stable volume production. Using the new HIT-Kit allows optimization towards yield and robustness of the design during the design process, thus enabling considerable bottom line improvements for the ramp up of a project.

Analog/high voltage design traditionally involves significant trial and error procedures. With its leading expertise in High Voltage CMOS and analog technology, austriamicrosystems has made significant effort to ease this pain for its customers. austriamicrosystems' DFM-enhanced reference design flow utilizes specific analog/high voltage DFM tools such as design and layout verification of circuit robustness, yield centering, parasitic simulation or safe operating area check. As a further service, austriamicrosystems provides full design support including analog/high voltage DFM guidelines and DFM design reviewing services to its foundry customers.

"Early detection of critical structures and devices is accomplished by using the Safe Operating Area Check tool. This comprehensive tool enables designers to verify the operating area of all devices included in their design according to the related process parameter document in an efficient, fast and comfortable way. Improved Monte Carlo models optimized for high voltage designs and simulation models considering all device parasitics complete the DFM-optimized package," states Thomas Moerth, Design Support Manager at austriamicrosystems.

Peter Gasteiner, Senior Vice President and General Manger of austriamicrosystems' business unit Full Service Foundry, adds: "We are particularly proud of the superior design environment and services we offer to our foundry customers for High Voltage CMOS. Helping our customers to maximize their yield and ensure robustness of their analog designs gives us a clear competitive advantage and strengthens our position as a leading supplier of High Voltage CMOS silicon foundry services."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog-intensive mixed-signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

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For Further Information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
November 12, 2004

austriamicrosystems launches field-programmable OTP memory solution

The new polyfuse-based OTP memory cells allow analog trim and other parameters to be stored in ICs designed on CMOS baseline process

Unterpremstaetten, Austria – November 12, 2004 – austriamicrosystems' business unit Full Service Foundry announced today, at the electronica 2004 EXPO, a further extension of its foundry IP & technology portfolio with the launch of the industry's most economical OTP (one-time-programmable) memory capability for CMOS-baseline processes.

The new polyfuse-based OTP memory cells are programmable at 3.3V operating voltage and offer very fast read access time of 50 nanoseconds per byte. This makes them ideal for storing serial numbers, unique configuration codes or analog IC trim or calibration parameters in a pure CMOS chip. Possible memory configurations for secure storage of data range from a few bits to up to several kilobits. Data retention is guaranteed for at least 10 years.

The blocks can be used by our foundry customers on austriamicrosystems' fully TSMC[1)] compatible 0.35µm CMOS process family, i.e. the CMOS baseline process as well as the RF CMOS, high voltage CMOS and silicon germanium (SiGe) processes. The silicon-proven IP block can be obtained from austriamicrosystems based on a one-time license fee and integrated into the product design using the HIT-Kit, austriamicrosystems' well known process design kit.

"Offering a field programmable memory option on a standard CMOS process without the need for additional masks enables our customers to design highly competitive products," states Peter Gasteiner, Senior Vice President and General Manger of austriamicrosystems business unit Full Service Foundry. "It allows storing such as calibration parameters, serial numbers or unique configuration codes on a standard CMOS chip or any other chip designed on one of our specialty processes."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog-intensive mixed-signal ICs. austriamicrosystems combines more than 20 years of design capabilities, product and

marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and
Full Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

[1] TSMC (Taiwan Semiconductor Manufacturing Company) is the world's largest foundry provider.

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For Further Information
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Market response for austriamicrosystems' world-leading magnetic rotary encoder solution exceeds expectations

World's smallest 10-bit multiple output magnetic rotary encoder IC makes inroads into a variety of industrial and automotive applications

Unterpremstaetten, Austria – November 19, 2004 – austriamicrosystems, a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, sees very strong market response for its AS5040, the world's smallest 10-bit multiple output rotary magnetic encoder.

The innovative device is a true system-on-chip (SoC) integrating field sensing Hall elements, A-to-D conversion, digital signal processing and output interface on a single chip. Since the market introduction of the AS5040 in the second quarter 2004, it has received overwhelmingly positive feedback from the market.

The AS5040 has been introduced into a number of industrial applications, ranging from the broad field of general purpose rotary encoders to applications such as controls for elevators, tracking of satellite dish antennae, or equipment for diamond polishing. Due to its small size and the versatility of available output functions, the AS5040 will additionally find use in medical applications for the personal care market.

The AS5040 has also been very well received by the automotive industry as it is ideal for a variety of applications requiring highly accurate measurement and excellent reliability plus the ability to withstand harsh environments. Examples include steering wheel angle detection, gear-box position sensing and reverse wiper control. As a further advantage, its robust technological concept allows the AS5040 to be integrated into safety critical applications such as ESP (electronic vehicle stability) systems.

"We are very excited about the success of the AS5040. Market acceptance has exceeded our expectations and customer interest in the AS5040 is phenomenal," says Matjaz Novak, Director of Marketing for the business unit Industry & Medical at austriamicrosystems. "We are equally enthusiastic about the future of this product. In addition to the currently available AS5040, we plan to introduce several new magnetic encoder devices which will form an industry-leading magnetic encoder product family," he added.

The AS5040 operates as a contactless system including a small magnet where 1,024 absolute positions are detected over a full 360-degree turn of the magnet. The device offers three different incremental output modes, quadrature A/B, single channel and U-V-W commutation, which can be configured to specific customer requirements, as well as a pulse width modulated (PWM) output signal.

The AS5040 comes in a very small 5.3mm by 6.2mm 16-pin SSOP package and operates over the full industrial temperature range. Additional features of AS5040 include the user programmable zero/index position, magnet presence monitoring as a safety feature and a diagnostic feature for magnet alignment during manufacturing.

"Our strategy of introducing an extremely small size magnetic rotary encoder device offering a variety of digital output modes to meet a broad range of customer requirements has proven to be a major success," concludes Bernhard Czar, Director of Marketing for the business unit Automotive at austriamicrosystems.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

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Electronic picture image available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

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For further information:

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
+43 (0) 3136 500 5970
+43 664 102 6966
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
+43 (0) 3136 500 5968
+43 664 380 8372
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com


Press Release
November 29, 2004

austriamicrosystems unveils world's first smart 1A charge pump for flash LEDs in camera phones

Unterpremstaetten, Austria (November 29, 2004) – austriamicrosystems AG, a leading global designer and manufacturer of analog integrated circuits (ICs), has unveiled the world's first smart 1A charge pump for flash LEDs in camera phones. Extending the company's lighting IC portfolio, the two high-current charge pumps, the AS3682 and the AS3683, drive flash LEDs with up to 480mA and 1A output current, respectively.

The ICs achieve a peak efficiency of 95% (PLed/Pin) due to supporting automatic mode switching between 1x / 1.5x and 2x modes and through their ultra-low dropout current sinks. The six current sinks can be used with individual LEDs connected in parallel or tied together for driving a single high-output LED.

"These smart charge pumps offer significant advantages to designers over inductive boosters in terms of BOM, space and EMI," said Ronald Tingl, Marketing Manager for Power Management in austriamicrosystems' Communications business unit. "Their flexibility, efficiency and small size make them ideally suited for flash, video and lamp applications in camera phones and other handheld devices."

The output currents can be adjusted between 15mA and 1A by either a serial interface using soft flash mode or a simple parallel interface using hard flash mode. The hard flash mode is implemented as a 3 pin enable/disable function so that eight different currents can be set for both preview and flash by using only two control wires.

This hard flash control method significantly reduces the software effort to embed the IC into a handheld device. The preview and flash start times and duration are controlled individually by either the interfaces or via dedicated preview and strobe inputs. The strobe duration can be set in 100ms steps up to a maximum of 800ms. Utilizing the dedicated preview and strobe pins enables virtually indefinite lighting duration for easy realization of movie light and lamp functions.

Three out of six LEDs can be addressed independently so that additional functions like a movie indicator lamp, a RGB Fun LED or backlighting can be realized with a minimum of additional components.

The charge pump runs at a fixed frequency of 1 MHz requiring only two transfer capacitors.
In addition, the AS3682 features two programmable General Purpose I/Os (GPIOs), a soft-start function to limit inrush currents, overvoltage protection, thermal shutdown and zero LED current during shutdown. The AS3682 is available in a space-saving 4x4mm QFN24 package. Evaluation kits are available upon request.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

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Electronic picture image available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems opens additional design center in Italy

Expansion of analog design capabilities with focus on high performance Standard Linear products

Unterpremstaetten, Austria (November 30, 2004) – austriamicrosystems AG, a leading global designer and manufacturer of high performance analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, announces the opening of its fourth international design center. With the new design center in Italy, austriamicrosystems continues to invest in strengthening its superior analog design capabilities. The design center in Pavia, a region with a history of analog expertise, will focus entirely on expanding austriamicrosystems' range of world-class Standard Linear products.

"Standard Linear products serve as building blocks in electronic devices and allow customers to efficiently design solutions for a broad spectrum of applications. We specialize in the development of these products with a focus on interface ICs, converters, regulators, amplifiers and supervisory ICs," said Carlo Fiocchi, the manager of the design center. "austriamicrosystems' outstanding analog design skills allow the development of leading products with significantly low power consumption and highest accuracy."

The new design center will also benefit from a close cooperation with the renowned University of Pavia. Professor Franco Maloberti, Head of the Pavia Integrated Micro Systems Group and Professor of Microelectronics, values the industry-academia cooperation in identifying research topics very highly. "I am certain that the long-lasting partnership with austriamicrosystems and the new design center will create new and exciting opportunities for researchers and students," he added.

John Heugle, CEO of austriamicrosystems AG, concluded, "We are very happy to have this excellent team on board. The strong skills of the Pavia team complement our existing design center in Pisa and form a powerful base for further enlargement of this location in the years to come. The expansion of our Standard Linear design capabilities is a significant driver for austriamicrosystems' continuing growth."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading

customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

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For further Information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5968
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems and AMSC announce distribution agreement for Japanese market

Unterpremstaetten, Austria (December 13, 2004) – austriamicrosystems AG, a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, and AMSC Co. Ltd., a leading Japanese semiconductor and component distributor, today announced the signing of a distribution agreement between the two companies.

Under the agreement, AMSC will distribute austriamicrosystems' entire line of standard semiconductor products throughout Japan. With headquarters in Tokyo and branches in Sendai, Iwaki, Nagoya, Osaka and Fukuoka, AMSC covers the entire Japanese market through its more than 100 sales and marketing specialists and more than 20 FAEs (field application engineers). austriamicrosystems, headquartered in Austria with 16 locations worldwide, is strongly positioned in the global analog semiconductor market. The company has been present in Japan with a sales office since 1996. austriamicrosystems is actively expanding its ASSP (Application Specific Standard Products) and Standard Linear portfolio with ASSPs targeting industrial control, communications and automotive markets among others and Standard Linear products for a wide variety of applications.

"We are extremely pleased to have the highly targeted, technical sales team of AMSC as our marketing partner in Japan," commented Carlo Rebughini, austriamicrosystems' Head of Sales. "In adding a leading distribution channel in Japan, we are able to market our range of innovative ASSPs and world-class Standard Linear products to a broad spectrum of Japanese customers. Given our focus on expanding our standard product offering, it was vitally important that we find a distributor with the market perspective and sales approach to match our standard product and Standard Linear strategy. The end-markets served by AMSC and its focus on working with the engineering community align well with austriamicrosystems' worldwide market approach."

"We are very excited about the austriamicrosystems - AMSC partnership and are looking forward to a long and prosperous relationship," stated Isao Tatsuno, Managing Director, Business Development at ASMC. "We see ourselves as a silicon solution provider to our customers and austriamicrosystems' product lines strongly enhance our semiconductor offering. We are confident that our marketing efforts and information sharing capabilities will help promote austriamicrosystems' products throughout the Japanese market."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

About AMSC

For over 25 years AMSC is a specialized technical distributor focused on leading edge technology and providing world-class service to all of its business partners. With headquarters in Tokyo and branches in Sendai, Iwaki, Nagoya, Osaka and Fukuoka, AMSC covers the entire Japanese market through its more than 100 sales and marketing specialists and more than 20 FAEs (field application engineers). For more information please visit www.amsc.co.jp

For further Information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5968
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com



austriamicrosystem.

For Immediate Release

CONTACT:

Teresa Bosch	Sonja Pieber (Press Relations) / Moritz Gmeiner (Investor Relations)
Knowles Acoustics	austriamicrosystems AG
630.250.5935	+43 3136 500 5968
teresa.bosch@knowles.com	press@austriamicrosystems.com / investor@austriamicrosystems.com

Knowles Acoustics and austriamicrosystems Form Strategic Partnership

Itasca, IL / Unterpremstaetten, Austria, December 14, 2004 – Knowles Acoustics, the leading provider of microacoustic technology, and austriamicrosystems, one of the leading analog semiconductor designers and manufacturers, today announced they have signed a strategic agreement detailing their shared vision for the advancement of surface mount microphone technology. As part of the agreement, austriamicrosystems will be a preferred silicon provider for Knowles Acoustics' SiSonic microphone.

The SiSonic™ microphone takes advantage of semiconductor manufacturing processes that result in a robust microphone that yields a high degree of repeatability, stable acoustic performance, and flexibility for future design enhancements. SiSonic microphones are ideally suited for high volume applications associated with automatic pick-n-place surface mounting such as Cell Phones and PDAs.

"austriamicrosystems is one of the few semiconductor suppliers with unique capability to meet our demanding requirements," stated Jeff Niew, Vice President and General Manager of Knowles Acoustics. "With the record-breaking growth in consumer electronics products, securing partners who can accommodate this expansion is a critical factor in the success of our SiSonic microphone."

With over 20 years experience in chip design and fabrication, austriamicrosystems delivers highly competitive integrated analog and mixed signal solutions worldwide. austriamicrosystems is strongly positioned in the analog semiconductor market providing industry-leading design capabilities and well-established RF CMOS, high-voltage CMOS and BiCMOS processes.

"Knowles' global presence and emergence as the leading provider of MEMS acoustic components make them a strong partner," said John Heugle, Chief Executive Officer at austriamicrosystems. "The analog expertise and process know-how we offer and Knowles' acoustic heritage are a powerful combination. Together we are well-positioned to meet the worldwide surge in MEMS microphone technology."

About Knowles Acoustics

Knowles Acoustics is a division of Knowles Electronics LLC, the world leader in microacoustic technology for the Hearing Health Industry. Leveraging the company's heritage of 50 plus years supplying acoustic expertise, Knowles Acoustics has expanded this capability to new markets and customers. Knowles is a leading supplier of acoustic interface solutions, specifically surface mount microphones, subminiature transducers, and speech enhancing software. For more information visit Knowles Acoustics' website at www.knowlesacoustics.com or call 1-630-250-5935.

About austriamicrosystems

austriamicrosystems AG is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

austriamicrosystems' MPW Shuttle prototyping service hits 10,000 customer orders

To celebrate the industry's first and most-used prototyping program austriamicrosystems offers one free MPW Shuttle participation in the first quarter of 2005

Unterpremstaetten, Austria (December 29, 2004) – austriamicrosystems' business unit Full Service Foundry announced today that the mark of 10,000 device designs manufactured via its MPW (Multi-Project Wafer) Shuttle service will be crossed in the first quarter of 2005. This makes austriamicrosystems' MPW Shuttle service, established in 1987 as the first of its kind, the industry's most used prototyping program. To celebrate the resounding success of this industry-leading initiative, austriamicrosystems will offer one MPW Shuttle participation in the first quarter of 2005 free of charge to the 10,000th device design.

austriamicrosystems' MPW Shuttle service is a scheduled, cost-effective and fast prototyping service offering customers lower mask tooling costs as well as wafer costs by sharing these expenses with other companies. The MPW Shuttle Service allows fabless design houses to efficiently validate their designs prior to putting them into mass production at austriamicrosystems.

Today, the MPW Shuttle service provides more then 50 start slots per year, either directly at austriamicrosystems or via the leading wafer prototyping organizations in the world. Amongst others, wafer shuttle services are offered for austriamicrosystems' 0.35µm CMOS, High Voltage CMOS and SiGe-BiCMOS process technologies.

"Along our mission to provide extraordinary service to our customers for our specialty processes, the MPW Shuttle Service is a key element in the successful transfer of innovative products to mass production. In combination with our well-known HIT Kit process design kit, we offer our customers an easily accessible, cost-effective platform to develop the analog specialty products of the future", comments Thomas Riener, Director Marketing for the business unit Full Service Foundry. "We are particularly proud of the broad acceptance of our MPW Shuttle service demonstrating our winning approach to ramping up new business with our customers."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

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For further information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420i
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' HIT-Kit offers comprehensive cell libraries to foundry customers free of charge

austriamicrosystems' successful process design kit lets customers focus on analog performance

Unterpremstaetten, Austria, December 30, 2004 – austriamicrosystems' business unit Full Service Foundry announced today that it offers digital libraries including standard cells, I/Os and memory compilers free of charge to its customers along with its 0.35µm foundry services. As part of the business unit's mission of being the leading specialty analog foundry, austriamicrosystems is committed to enabling customers to focus on specialty High Voltage CMOS or SiGe-BiCMOS designs. Consequently, austriamicrosystems' well-known HIT-Kit analog process design kit is shipped with comprehensive free-of-charge cell libraries for austriamicrosystems' TSMC-licensed and fully compatible 0.35µm CMOS base process.

austriamicrosystems' digital standard cell library contains over 250 cells, optimized in area and for maximum routing density as demonstrated by benchmarks showing routing densities of over 17,500 gates per mm2. All cells are also fully supported for the most popular place-and-route EDA tools. Being based on the modular process family concept, the libraries support austriamicrosystems' 0.35µm CMOS process as well as the logic parts of austriamicrosystems' SiGe-BiCMOS and High Voltage processes. As an example, all design views, including physical design views, are included in the library.

All I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards with I/O pads designed to surpass 2kV HBM and 250mA latch-up immunity. The total I/O library consists of more than 750 cells supporting 3.3V and 3.3V/5V designs.

In addition to free digital libraries, the HIT-Kit also includes general-purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters as well as the physical verification environment needed to complete a high-performance High Voltage or RF design. Supporting 3.3V and 5V operation and offering features such as poly-poly capacitors, thick top metal, high resistivity poly or special devices like schottky diodes, austriamicrosystems' HIT-Kit provides the flexibility needed to implement specialty analog applications.

"Our customers consider the HIT-Kit with its highly accurate simulation models and flexible device generators as the industry benchmark for analog process design kits. Our HIT-Kit provides all data and tools needed to create true first-time-right designs," said Thomas Moerth, Manager Design Support for

austriamicrosystems' business unit Full Service Foundry. "Our process design kit and the QS9000-qualified design flow implemented in the HIT-Kit provide our customers with a proven, fast and efficient route to High Voltage CMOS or SiGe-BiCMOS silicon."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed-signal foundry market offering well-established RF CMOS, High Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

Press Release
January 6, 2005

austriamicrosystems and PortalPlayer team up to co-develop analog Systems-on-Chip for next-generation digital media players

Unterpremstaetten, Austria (January 6, 2005) – austriamicrosystems AG, a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, today announced the new AS3515 analog System-on-Chip (SOC) which has been optimized to interface to and complement PortalPlayer, Inc.'s technology for personal media players including the company's current System-on-Chip (SOC) solution. PortalPlayer (NASDAQ: PLAY) is a leading provider of advanced SOC, firmware and software solutions for the MP3 personal media player market.

The AS3515 integrates needed power management functions for rechargeable Lithium Ion battery-operated MP3 music players with high performance analog audio subsystem features required in today's sophisticated portable players.

"With austriamicrosystems' new analog SOC we are able to offer our customers a tightly integrated two-chip solution for next-generation MP3 devices", said Michael Maia, vice president of sales and marketing at PortalPlayer. "The complete integration of this advanced analog SOC achieves higher performance in a much smaller footprint – a significant requirement moving forward. Consumers now are wanting players that have a sleek, compact design, clear audio quality, and high-resolution displays with longer play time."

"We are proud to have PortalPlayer as a strategic partner who values our world-class expertise in the integration of complex analog audio blocks with sophisticated power management functions," said John Heugle, chief executive officer of austriamicrosystems. "By fine-tuning the properties of the AS3515 analog front-end chip with PortalPlayer's extensive experience in this field, we were able to achieve the perfect match between their high-volume platform solution with our low-power and high performance analog chip technology."

A reference design will be available in March 2005. The AS3515 is priced at US$ 4.90 for ten thousand units.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com.

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For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com





Nu Horizons Editorial Contact:
Vick Aggarwala
+65-6-844-1650
vaggarwala@nuhorizons.com

austriamicrosystems Editorial Contact:
Sonja Pieber-Hascher (PR) / Moritz Gmeiner (Investor Relations)
+43 3136 5005968 / +43 3136 500 5970
press@austriamicrosystems.com / investor@austriamicrosystems.com

For Immediate Release

austriamicrosystems AG and Nu Horizons Electronics Asia Pte. Ltd. Announce Distribution Partnership Agreement for Asia Pacific Region

Agreement to Propel Sales Growth for austriamicrosystems' High Performance ASSP and Standard Linear IC Products

Unterpremstaetten, Austria and Singapore – 10 January 2005 – austriamicrosystems AG (SWX: AMS), a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, and Nu Horizons Electronics Asia Pte. Ltd. (NASDAQ:NUHC), a leading distributor of high technology active components; today announced a partnership agreement to distribute austriamicrosystems' ASSP and Standard Linear IC products throughout Asia Pacific.

Under the agreement which is effective immediately, Nu Horizons will distribute austriamicrosystems' entire line of standard semiconductor products within the countries of Australia, China, India, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan and Thailand. All demand creation, engineering support and product distribution will be managed locally through Nu Horizons' offices.

With headquarters in Singapore and offices throughout the Asia Pacific region, Nu Horizons is a leading force in high technology component distribution in Asia Pacific and provides full coverage of all major market segments in the region. austriamicrosystems, headquartered in Austria with 16 locations worldwide, is strongly positioned in the global analog semiconductor market offering customized and standard products. austriamicrosystems is actively expanding its ASSP (Application Specific Standard Products) and Standard Linear portfolio with ASSPs targeting industrial control, communications and automotive markets among others and Standard Linear products for a wide variety of applications.

"Nu Horizons has built a successful Asian distribution program that offers manufacturers premium service and support capabilities," said Carlo Rebughini, Head of Sales for austriamicrosystems. "We expect our partnership to strengthen our regional distribution presence within the communications, industrial, medical and automotive market segments. Given our focus on expanding our standard product offering, our goal was to partner with a distributor offering excellent market access and a dynamic sales approach to support our standard product and Standard Linear strategy. We look forward to utilizing Nu Horizons' engineering team and their solutions expertise to promote our product lines to a broad spectrum of customers in the Asia Pacific region."

Vick Aggarwala, president of Nu Horizons Asia Pacific, adds, "We are very excited about the partnership with austriamicrosystems and look forward to a successful and prosperous relationship. austriamicrosystems' long-standing reputation in analog design and manufacturing strengthens the Nu Horizons line card for all linear and analog products throughout Asia. This agreement enables all Nu Horizons customers to design enhanced, technologically competitive products within the Asian marketplace."

About austriamicrosystems AG
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

About Nu Horizons Electronics Corp.
Nu Horizons is a leading global distributor of high technology active components, including analog, clock and timing devices, communications, computer products, discretes, flat panel display solutions, interface, logic, memory, microcontrollers and microprocessors, opto electronics and power, to a wide variety of commercial original equipment manufacturers (OEMs). With sales facilities in thirty-seven locations across North America, Europe and Asia, and logistics centers in centralized locations throughout the globe, Nu Horizons partners with a limited number of best-in-class suppliers to provide in-depth product and solutions expertise to its customers. Information on Nu Horizons and its services is available at http://www.nuhorizons.com.

About Nu Horizons Asia Pte Ltd
Nu Horizons Electronics Asia Pte Ltd. is a wholly-owned subsidiary of Nu Horizons Corp, a global distributor of high technology active components. Headquartered in Singapore, Nu Horizons has sales facilities in 11 regional locations including: Hong Kong, Shanghai and Shenzhen (China); Bangalore, Hyderabad, Mumbai and New Delhi (India); Penang (Malaysia); Singapore; Seoul (South Korea); and Taipei (Taiwan). Additional Information on Nu Horizons Electronics Asia Pte Ltd. and its services is available at http://www.nuhorizons.com.sg/.

Except for historical information contained herein, the matters set forth in this news release are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Potential risks and uncertainties include such factors as the level of business and consumer spending for electronic products, the amount of sales of the Company's products, the competitive environment within the electronic component industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts and the financial strength of the Company's customers and suppliers. Investors are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

# # #

AS 8228 programmable single-phase energy metering system-on-chip brings a new level of production flexibility to the meter manufacturer

Unterpremstaetten, Austria (January 13, 2005) – austriamicrosystems AG, a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, unveils the AS8228 integrated circuit, the latest addition to its fast expanding energy meter IC product range. The AS8228 IC offers the required functions for conventional 1-phase 2-wire and 1-phase anti-tamper energy metering, which meet utility requirements.

The AS8228 IC is a highly integrated metering system-on-chip, requiring a minimum of external components to perform all meter functions. It directly samples the mains voltage and current, calculates the energy value and stores and displays the measured data. However, the IC still allows the meter manufacturer freedom of system configuration and selection of specific functions required for individual meter models.

Program development for the AS8228 IC metering system is considerably simplified with the inclusion of an on-chip energy measurement front-end. The device provides very accurate energy measurement data directly available for storage and display, thus offering the meter manufacturer faster time to market.

The AS8228 IC is also designed to ensure that the meter is able to operate under the most adverse tamper conditions, thus ensuring compliance with even the most stringent anti-tamper requirements for utility meters.

"The uniqueness of the AS8228 IC is given with its high level of meter system integration, which inherently provides improved meter reliability, without compromising the meter design flexibility available to the meter manufacturer" says Dave Simpson, Marketing Manager for metering products at austriamicrosystems.

He adds: "This flexibility makes the AS8228 IC ideal for meter models required to perform all possible measurements including active, reactive and apparent energy even under tamper conditions, as well as the less complex meter models providing active energy only."

The AS8228 IC includes all functions required for conventional 1-current or 2-current anti-tamper meters. They are:

- Precision energy measurement front-end for 1 or 2-current measurement to a measured error of less than ±0.1% over a dynamic range of up to 1000:1
- An industry standard 8-bit 8051 compatible microcontroller with 24kB program RAM and 1kB data RAM

- 2 dedicated universal asynchronous receiver / transmitters (UART) for access to the IC and for debugging purposes
- A liquid crystal display driver for up to 96 LCD segments
- Up to 12 programmable multi-purpose input/output pins may be independently configured for data direction, pull-up/pull-down resistors and drive strength
- A real time clock with external battery back-up provides date, time and alarm data directly to the microcontroller. The RTC may be digitally calibrated to better than 6 ppm
- A serial peripheral interface (SPI) enables reading data from and writing data to an external non-volatile memory

The AS8228 is available in a surface mount LQFP-64 package.

In addition to the AS8228 IC, a reduced function IC option is also available. The AS8218 IC is provided with an 80-segment liquid crystal display driver and 9 programmable input/output pins. It is also supplied in a LQFP-64 package.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

With 20 years of design and manufacturing experience of custom ICs to global utility meter markets, austriamicrosystems has established itself as a leading supplier to the metering industry worldwide.

For further information

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 3136 500 5968
Fax: +43 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems announces new distribution agreements for seven European markets

Partnerships with leading electronic component distributors throughout Benelux and Nordic regions to drive standard product market success

Unterpremstaetten, Austria (January 14, 2005) – austriamicrosystems AG, a leading global designer and manufacturer of analog integrated circuits (ICs) for industrial, medical, communications and automotive applications, announces new agreements with semiconductor distributors for seven European markets.

Under the agreements which are effective immediately, austriamicrosystems' entire portfolio of standard semiconductor products will be distributed throughout Belgium, the Netherlands, Luxembourg, Denmark, Sweden, Norway and Finland by well-established local partners specializing in electronics distribution. austriamicrosystems, headquartered in Austria with 16 locations worldwide, is strongly positioned in the global analog semiconductor market offering high performance customized and standard products. austriamicrosystems is actively expanding its ASSP (Application Specific Standard Products) and Standard Linear portfolio with ASSPs targeting industrial control, communications and automotive markets among others and Standard Linear products for a wide variety of applications.

Alcom electronics will distribute austriamicrosystems' full range of standard products in the Netherlands, Belgium and Luxembourg via Alcom electronics BV, Netherlands, and Alcom electronics NV/SA, Belgium. Alcom electronics is the leading technical distributor and manufacturers' representative for electronic components and modules in the Benelux region covering a wide range of customers from all market segments. More information on is available at www.alcom.be and www.alcom.nl.

EG Components will be the distributor for austriamicrosystems' ASSP and Standard Linear portfolio in the Scandinavian countries Denmark, Sweden and Norway via EG Components Denmark A/S, EG Components Sweden AB and EG Components Norway A/S. EG Components is part of Stockholm-listed ElektronikGruppen BK AB and among the largest players in electronic component distribution in the Nordic region. More information can be found at www.egruppen.se, www.egcomponents.dk, www.egcomponents.se and www.egcomponents.no

YEInternational, until recently known as Yleiselektroniikka Oyj, will distribute austriamicrosystems' complete standard product portfolio in Finland. Helsinki-listed YEInternational has over 35 years of experience in electronics and is a leading distributor of electronic components in the Finnish market with additional activities in the Baltic region and Russia. More information is available at www.yeint.fi

"We are very excited to add these high-caliber organisations as our marketing partners in major European markets," commented Carlo Rebughini, Head of Sales at austriamicrosystems. "Through this group of leading players, we are able to market our range of innovative ASSPs and world-class Standard Linear products to a broad spectrum of customers within Europe. We are focused on expanding our standard product offering and were looking for distribution partners with the market access and sales approach to match our standard product and Standard Linear strategy. We expect these new partnerships to significantly strengthen our distribution presence in the communications, industrial, medical and automotive segments and to drive sales growth for our standard products in Europe."

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information please visit www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com